20 March 2007

SEC
Mail Processing
Section

JUL 21 2008

Washington, DC
101

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

08004031

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
JUL 31 2008
THOMSON REUTERS

Stephen Birrell
CFO & Company Secretary


Bionomics Limited
Dr Deborah Rathjen
Managing Director & CEO
Bionomics Limited

Safe Harbor Statement

Factors Affecting Future Performance

This presentation contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this presentation that relate to prospective events or developments, including, without limitation, statements made regarding Bionomics' development candidate BNC105, its drug discovery programs and pending patent applications are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements.

There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Results of studies performed on competitors products may vary from those reported when tested in different settings.

Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this presentation.

Bionomics Limited

Bionomics Overview

- 4 drug development programs
  - Cancer – flagship product BNC105 for treatment of solid cancers
  - Central Nervous System (CNS) diseases
    - Epilepsy
    - Anxiety
    - Multiple Sclerosis
- Drug discovery technology - MultiCore® for the generation of multiple new product opportunities
- Strategy to partner early and partner often
  - Early value creation, reduced risk and strong deal making potential
- Income from genomics licensing deals
  - Genmab: Antibody-based cancer drugs
  - LabCorp: Childhood epilepsy tests
  - Athena: Childhood epilepsy test

Bionomics Limited

Bionomics Pipeline



PROJECT
TARGETS/ SCREENING
CHEMISTRY
PRECLINICAL
CLINICAL
BNC105 VDA for Cancer
BNC210 for Anxiety
Kv1.3 for Multiple Sclerosis
GABA-A agonists for Epilepsy

Cancer - BNC105

- Powerful vascular disrupting agent (VDA)
- Shuts down cancer blood vessels
- Does not shut down normal blood vessels
- Next generation treatment for cancer
- Estimated market for VDAs is US$5 billion pa (ASInsights 2003)



Tumour



Tumour + BNC105

Bionomics Limited

BNC105: Outperforms its competitors

- Several VDAs are in development worldwide
- Most advanced is Oxigene's CA4P (Phase III trials)
- BNC105 outperforms CA4P
  - ✓ Safer: 20 times broader therapeutic window
  - ✓ More effective in enhancing the efficacy of chemotherapies
  - ✓ Synergizes with Avastin
  - ✓ Displays single agent efficacy

Bionomics Limited

- BNC105 exhibits 100-fold selectivity for activated blood vessel cells
- This selectivity is not displayed by a leading competitor



Selectivity Index
120.0
100.0
80.0
60.0
40.0
20.0
0.0
BNC105
CA4
0073
0074
0075
0076
0077
0078
0079
0080
0081
0082
0083
0084
0085
0087
0088
0089
0090
0091
0092
0094
0095
CA4
Compounds Screened

Bionomics Limited

BNC105: Milestones and Strategy

Milestones

❑ IND submission	Q3, 2007
❑ Approval for Phase I/II clinical trial	Q4, 2007
❑ Phase I/II completed	Q1, 2009

Strategy

- ❑ Licensing activity in progress
- ❑ Evaluate offers vs. net benefit from further development

Bionomics Limited

Multiple Sclerosis

- ❑ Current treatments only partly effective and most have major side-effects
- ❑ Latest drugs are injected
- ❑ Market need for safe, effective, oral drug
- ❑ Estimated market is US$2 billion pa

- ❑ Bionomics' approach targets new mechanism of action – Kv1.3 on Effector Memory T cells. Preclinical candidates:
  - Highly selective and potent = effective without side-effects
  - Orally acting
  - Potential for extension of indication to other inflammatory disorders

Bionomics Limited

Anxiety

- ❑ Anxiety drugs have been amongst the biggest blockbusters e.g. Valium, Prozac
  - ❑ 19 million patients in US alone
  - ❑ US $5-12 billion pa worldwide
- ❑ Most have major drawbacks or side-effects
- ❑ Market need for safe, fast acting, non-sedating drug

- ❑ Bionomics preclinical candidates are effective and non-sedating
  - In vivo activity in rodents without sedation, 1,000X therapeutic window
  - Class of molecules have long history of safe pharmaceutical use
  - Properties indicate once per day, oral administration

Bionomics Limited

BNC-00210 Non-Sedating at High Doses



Spontaneous Motor Activity
Total Distance Moved in 20 min (cm)
10000
7500
5000
2500
0
Vehicle
5 mg/kg
10 mg/kg
20 mg/kg
Vehicle
5 mg/kg
10 mg/kg
20 mg/kg
3 mg/kg
TPA023 (Merck)
BNC-00210
Diazepam

- Need for drugs that stop seizures without side-effects
  - Current market dominated by old, off-patent medicines
  - 30% of patients can't control seizures with any medication
  - Other 70% tolerate occasional seizures and significant side effects
- Bionomics GABA-A receptor modulators prevent seizures
  - More effective in seizure models than marketed drugs
- No significant side-effects noted
  - Class of molecules have a long history of safe pharmaceutical use

Bionomics Limited

BNC drug lead "bench marked" to marketed antiepileptic drugs shows benefit across seizure types

Drug	Effective versus clonic	Effective versus tonic	Minor seizures
BNC-0369	100%	100%	Absent
Carbamazepine	0%	20%	Present
Valproate	0%	71%	Present
Levetiracetan	0%	29%	Present
Gabapentin	0%	73%	Present
Diazepam	0%	86%	Present
Phenytoin	11%	89%	Present
Phenobarbital	0%	100%	Present
Clobazam	10%	90%	Present
Oxycarbazepine	0%	83%	Present
Lamotrigine	0%	71%	Present
Clonazepam	0%	87%	Present
Primidone	0%	57%	Present
Acetazolamide	0%	100%	Present
Ethosuximide	0%	100%	Present

Bionomics Limited

Epilepsy Market opportunity

- ❑ 2.5 million patients in US (4.1 million in seven major pharma markets)
- ❑ Anti-epileptic sales: >$7 billion in US alone
- ❑ Example: Keppra
  - ❑ Launched 1999
  - ❑ Approved for adjunct treatment



AED sales and forecast (as of 2004)
Sales ($ billions)



Keppra Sales
US$ Sales (millions)
800
700
600
500
400
300
200
100
0
2002
2003
2004
2005
Year
> 30% Annual Growth

Keppra's success illustrates the potential for an effective treatment

Bionomics Limited

MultiCore® Chemistry Platform

- Proprietary, diversity-orientated chemistry
- Rapid synthesis of diverse and complex molecular structures
- Drug discovery tool
  - Enriched libraries
  - More effective optimisation of hits
- Scalable synthesis and analoging of natural products
- New drugs from old drugs, with improved properties and clean IP space

Bionomics Limited

Bionomics' Partnerships


Genmab
Angene® antibody development
LabCorp
Epilepsy diagnostic Product marketing
Athena diagnostics
Epilepsy diagnostic product marketing
PerkinElmer
ion channel HTS technology development
Bionomics Limited
Women's & Children's Hospital Adelaide
Howard Florey Institute
ionX ®gene identification and CNS research
FIAT LUX
Southern Cross University
GABA drug discovery collaborations
Limited

2007 Milestones

- **BNC-105:**
  - Complete BNC105 manufacture
  - Complete formal toxicology studies
  - File submissions with FDA to enable clinical trials to commence
- **Two additional drug candidates from our other programs**

Bionomics Limited


Bionomics Limited
Bionomics Limited
www.bionomics.com.au

Bionomics Limited

26 February 2007

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Bionomics Limited

ABN 53 075 582 740

BIONOMICS LIMITED

ASX Half year information – 31 December 2006

Lodged with the ASX under Listing Rule 4.2A

Contents

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
26 February 2007

BIONOMICS' 2006 / 2007 HALF YEAR REPORT

Bionomics Limited (ASX: BNO) today announced its half year report for the six months ended 31 December 2006.

Key Points – Financial

- Cash at the end of the half year was $7,003,329
- Receipts from customers for the period was $1,199,438 ($642,684 for the comparable period to 31 December 2005)
- Grant funding received for the period was $1,197,108 ($1,192,988 for the comparable period to 31 December 2005)
- Net cash outflow was $2,364,643 (reduced by 5% relative to the comparable period to 31 December 2005)
- Revenue for the period was $723,102 ($962,038 for the comparable period to 31 December 2005)
- The loss recorded for the period was $2,861,872 ($2,878,198 for the comparable period to 31 December 2005)

Key Points – Corporate

- $5 million raised in private placement in September 2006 to further support the development of anti-cancer drug BNC105 and Bionomics' development programs in multiple sclerosis, anxiety and epilepsy
- Paper on BNC105 selected as "late breaking news" at 2006 UK National Research Institute Cancer conference.
- Manufacturing agreement for BNC105 signed with SAFC Pharma. This material, manufactured under cGMP, will be used in preclinical trials and for Phase I/II clinical trials of BNC105.
- New patent applications were filed covering Bionomics most advanced compounds in both the multiple sclerosis and anxiety programs.
- Presentation to the American Chemical Society on Bionomics Kv1.3 blockers for the treatment of multiple sclerosis in September 2006 highlighted that the compounds were effective in treating inflammation. The lead compound in this program is orally active and demonstrates a high level of selectivity.

Outlook

Having selected its first clinical drug candidate, the anti-cancer compound BNC105 in April 2006, Bionomics has focussed on moving the development of BNC105

forward. This is evidenced by the contract signed with SAFC Pharma for the large scale manufacture of BNC105 at a standard which can be used for clinical trials.

In January 2007 Bionomics had its first meeting with the FDA and the company continues to work towards its Investigational New Drug (IND) application and approval to commence the first clinical trial of BNC105 in cancer patients.

The recently announced $37 million funding for the CRC for Cancer Therapeutics is an exciting new initiative which brings together a critical mass of cancer researchers from the bench to the clinic to advance new treatments. The CRC will help Bionomics to further develop its oncology pipeline.

In its CNS programs Bionomics will work towards the nomination of two drug candidates. Based on the progress to date these objectives appear to be achievable and are in line with our strategy to build shareholder value through a robust pipeline which can be partnered at an early stage.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

MR STEPHEN BIRRELL
CFO & COMPANY SECRETARY
BIONOMICS LIMITED
Ph: +61 8 8354 6104

About Bionomics Limited

Bionomics (ASX: BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' most advanced program, BNC105 for the treatment of cancer, is based upon the identification of a novel compound that potently and selectively restricts blood flow within tumours. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system. Bionomics was recently ranked in the top 10 in the Deloitte's 50 Australian technology companies.

For more information about Bionomics, visit www.bionomics.com.au

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments, including, without limitation, statements made regarding BNC105 and its' drug development programs are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward looking statements, including risks related to our available funds or existing funding arrangements, a further downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

Results for Announcement to the Market

				$
Cash and cash equivalents as at 31 December 2006 from 30 June 2006	increased by	48.1%	to	7,003,329
Net operating and investing cash outflows for the period	decreased by	5.0%	to	2,364,643
Revenue from ordinary activities	decreased by	24.8%	to	723,102
Loss from ordinary activities after tax attributable to members	decreased by	0.57%	to	2,861,872

Explanation of cash and cash equivalents position as at 31 December 2006
Closing cash and cash equivalents position reflects stable funding position to continue core Research & Development and commercialisation strategies.

Explanation of net increase in cash and cash equivalents
Cash and cash equivalents increased due to the placement approved by shareholders at the AGM, combined with operational efficiencies.

Explanation of revenue from ordinary activities
Revenue consists of license fees, royalties, rental incomes and interest income received as a result of our ordinary activities. Government grants are separately classified under other income.

Explanation of net loss from ordinary activities after tax
The loss was in line with Directors' and Management expectations.

Dividends / distributions
Bionomics Limited does not propose to pay any dividends for the half-year ended 31 December 2006.

Bionomics Limited

ABN 53 075 582 740

BIONOMICS LIMITED
Half year report – 31 December 2006

Contents

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2006 and any public announcements made by Bionomics Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The Directors present their report on the consolidated entity ("the Group") consisting of Bionomics Limited ("the Company") and the entities it controlled at the end of, or during, the half year ended 31 December 2006.

Directors
The following persons were directors of the Company during the period and up to the date of this report:

- Dr Peter Jonson, Non-Executive Director and Chairman
- Dr Deborah Rathjen, Chief Executive Officer and Managing Director
- Dr George Jessup, Non-Executive Director
- Mr Trevor Tappenden, Non-Executive Director

Principal Activities
The principal activities of the Group during the period were:

a) To undertake drug discovery utilizing the Group's proprietary technology platforms with the aim of developing clinical drug candidates to treat cancer and conditions of the Central Nervous System.

b) To identify strategic alliances and project opportunities capable of enhancing the competitive advantage of the Group within the biotechnology industry.

Operating Results
The operating loss of the Group for the half year ended 31 December 2006 amounted to $2,861,872 which was in line with expectations and $16,326 less than the loss incurred in the comparable period to 31 December 2005 of $2,878,198.

Dividends
The directors do not propose to make any recommendation for dividends for the current financial year.

REVIEW OF OPERATIONS
Bionomics has, in the period covered by this report, continued to consolidate and focus its resources on the progression of its development programs in cancer, multiple sclerosis, anxiety and epilepsy.

BNC105
Bionomics lead cancer project is a novel approach to the treatment of solid cancers which targets the shut down of blood vessels within tumours. Based on its strong performance in preclinical trials and significant advantages when compared to competitors, BNC105 was selected in April 2006 as the company's first investigational drug. Bionomics has continued to meet key milestones in its BNC105 development program. In particular the manufacture under Good Manufacturing Practices (GMP) of BNC105 for use in the completion of the preclinical program and in Phase I/II clinical trials was commissioned. The contract for large scale manufacture of BNC105 was let to SAFC Pharma, part of the custom manufacturing group within Sigma Aldrich, a leading global life science and high technology company.

The strength of the preclinical data package on BNC105 to support its use in clinical trials continues to grow and attract scientific attention. In October 2006 preclinical data was presented at the UK National Cancer Research Institute (NCRI) Cancer conference as a late breaking item. In addition to its potent effects as a single agent, BNC105 is able to work synergistically with other cancer therapies. In this regard the most recent data has shown that BNC105 increased the anti-vascular effect of Avastin®, which is used to treat colon cancer. Avastin®, with sales of US$1.85 billion in 2006, is marketed by Genentech.

Vascular disruption agents (VDAs), such as BNC105, have significant clinical potential in the treatment of cancer because their mechanism of action allows them to be used in the treatment of a broad range of cancers, including breast and colon cancers. The market potential for VDAs has been estimated to be in excess of US$5 billion annually.

In January 2007 the company met with representatives of the US Food and Drug Administration (FDA) for the first time to discuss elements of the proposed clinical evaluation of BNC105. Our goal is to submit an Investigational New Drug (IND) application to the FDA in September 2007 and to gain approval to commence clinical trials in humans prior to the end of 2007.

We have added to the Bionomics team additional skills in drug development to efficiently and effectively manage the BNC105 development program in order to ensure its success.

CNS programs

Multiple sclerosis is a neurodegenerative disease affecting approximately 2 million people worldwide for which there is no cure. Bionomics is working with researchers at the Walter and Eliza Hall Institute to develop a drug which can be taken orally, and which more precisely targets the cells which cause nerve cell damage. The lead molecule in the program is potent, displays a high level of selectivity and is able to suppress inflammatory responses in preclinical tests when administered via the oral route. In fact the compound displays approximately 90% oral bioavailability, a key competitive advantage in a market dominated by injectable drugs. New patent applications were filed in October 2006 covering the advanced compounds. Our objective is to identify a drug candidate by mid-2007.

The market for drugs to treat anxiety is substantial. Some 19 million people worldwide receive treatment for the symptoms of anxiety with total drug revenues up to US$14 billion per annum. Our lead compound in this program, BNC210, meets the key patient needs of this market which are potent, rapid action without sedative side effects. Patent applications were filed in October 2006 and Bionomics continues to build on promising preclinical data. Further studies will confirm whether BNC210 is the best candidate to develop for clinical trials.

Understanding the genetic causes of epilepsy has been a strength of Bionomics since its inception. More recently the company has sought to translate this research into new treatments for this serious condition. In 2006 Bionomics completed a large scale screening campaign, identifying a lead compound which showed evidence of strong suppression of seizures in preclinical tests and work is currently underway to establish a strong IP position on new compounds.

Outlook

Bionomics continues to advance its pipeline of potential drugs in line with the development plan. In the forthcoming period to December 2007 the company will work towards the submission of an IND filing and gaining approval to commence clinical trials of BNC105. The recently announced $37 million funding for the CRC for Cancer Therapeutics is an exciting new initiative which brings together a critical mass of cancer researchers from the bench to the clinic to advance new treatments. The CRC will help Bionomics to further develop its oncology pipeline.

In its CNS programs Bionomics will work towards the nomination of two drug candidates. Based on the progress to date these objectives appear to be achievable and are in line with our strategy to build shareholder value through a robust pipeline which can be partnered at an early stage.

AUDITOR'S INDEPENDENCE DECLARATION

A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 9.

This report is made in accordance with a resolution of the directors.

Dated at Adelaide this 26th day of February 2007.

Peter Jonson
Chairman

Deborah Rathjen
Chief Executive Officer & Managing Director

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

91 King William Street
ADELAIDE SA 5000
GPO Box 418
ADELAIDE SA 5001
DX 77 Adelaide
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditor's Independence Declaration

As lead auditor for the review of Bionomics Limited for the half yea ended 31 December 2006, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and
b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Bionomics Limited and the entities it controlled during the period.

DR Clark
Partner
PricewaterhouseCoopers

Adelaide
26 February 2007

BIONOMICS LIMITED
Consolidated Income Statement
for the half year ended 31 December 2006

	Note	2006 $	2005 $
		Half Year	
Revenue		723,102	962,038
Other income		1,045,868	1,250,898
Expenses			
Administrative		(975,777)	(1,005,079)
Financing costs		(147,788)	(166,995)
Occupancy		(490,137)	(602,338)
Compliance		(363,989)	(245,221)
Research and development		(2,957,966)	(3,124,995)
Loss for the half year before income tax expense		(3,166,687)	(2,931,692)
Income tax benefit		304,815	53,494
Loss for the half year after income tax Expense		(2,861,872)	(2,878,198)
Loss attributable to members of Bionomics Limited		(2,861,872)	(2,878,198)
		Cents	Cents
Basic earnings/(loss) per share	4	(1.7)	(1.9)

The above consolidated income statement should be read in conjunction with the accompanying notes

BIONOMICS LIMITED
Consolidated Balance Sheet
as at 31 December 2006

	31 December 2006 $	30 June 2006 $
CURRENT ASSETS		
Cash and cash equivalents	7,003,329	4,728,227
Trade and other receivables	218,717	242,353
Inventories	30,505	44,841
Other assets	197,905	142,681
TOTAL CURRENT ASSETS	7,450,456	5,158,102
NON-CURRENT ASSETS		
Property, plant and equipment	5,427,909	5,645,561
Intangible assets	8,598,234	8,911,096
TOTAL NON-CURRENT ASSETS	14,026,143	14,556,657
TOTAL ASSETS	21,476,599	19,714,759
CURRENT LIABILITIES		
Trade and other payables	1,520,837	1,592,853
Borrowings	428,513	413,830
Provisions	360,238	456,896
Other liabilities	299,682	217,776
TOTAL CURRENT LIABILITIES	2,609,270	2,681,355
NON-CURRENT LIABILITIES		
Payables	45,454	45,455
Borrowings	3,749,115	3,966,866
Provisions	74,292	57,311
Deferred Tax Liability	1,927,169	2,017,494
TOTAL NON-CURRENT LIABILITIES	5,796,030	6,087,126
TOTAL LIABILITIES	8,405,300	8,768,481
NET ASSETS	13,071,299	10,946,278
SHAREHOLDERS' EQUITY		
Contributed equity	42,974,932	38,037,759
Reserves	492,405	434,106
Accumulated losses	(30,396,038)	(27,525,587)
TOTAL SHAREHOLDERS' EQUITY	13,071,299	10,946,278

The above consolidated balance sheet should be read in conjunction with the accompanying notes

BIONOMICS LIMITED
Consolidated Cash Flow Statement
for the half year ended 31 December 2006

	Half Year	
	2006	2005
	$	$
Cash flows from operating activities		
Grants received (inc GST)	1,197,108	1,192,988
Receipts from Customers (inc GST)	1,199,438	642,684
Payments to suppliers and employees (inc GST)	(4,693,859)	(4,313,537)
	(2,297,313)	(2,477,865)
Interest received	107,729	169,992
Financing costs	(147,788)	(166,995)
Net cash outflow from operating activities	(2,337,372)	(2,474,868)
Cash flows from investing activities		
Proceeds from acquisition of subsidiary	0	15,896
Payments for purchases of property, plant & eqp	(27,271)	(30,984)
Net cash outflow from investing activities	(27,271)	(15,088)
Cash flows from financing activities		
Proceeds of share issues	5,040,000	0
Share issue expenses	(201,600)	0
Repayments of borrowings	(203,070)	(126,356)
Net cash inflow/(outflow) from financing activities	4,635,330	(126,356)
Net increase/(decrease) in cash and cash equivalents	2,270,687	(2,616,313)
Cash at the beginning of the half year	4,728,227	9,005,079
Effects of exchange rate changes on the balances of cash held in foreign currency	4,415	0
Cash and cash equivalents at the end of the half year	7,003,329	6,388,766

The above consolidated cash flow statement should be read in conjunction with the accompanying notes

BIONOMICS LIMITED
Consolidated Statement of Changes in Equity
for the half year ended 31 December 2006

	Half Year	
	2006 $	2005 $
Total equity at the beginning of the half year	10,946,278	10,679,038
Exchange differences on translation of foreign operations	(64,529)	110,493
Loss for the half year	(2,861,872)	(2,878,198)
Total recognised income and expense for the half year	(2,926,401)	(2,767,705)
Transactions with equity holders in their capacity as equity holders:		
• Employee share options	114,250	72,911
• Contributions of equity, net of transaction costs (note 3)	4,937,172	5,218,637
Total equity at the end of the half year	13,071,299	13,202,881

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

NOTE 1: Basis of preparation of half year financial report

The Board has reviewed current operating plans and budgets and are of the opinion that sufficient cash flows adequate for the company's requirements are in place.

Summary of significant accounting policies

This general purpose financial report for the interim half year reporting period ended 31 December 2006 has been prepared in accordance with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 *Interim Financial Reporting*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2006 and any public announcements made by Bionomics Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The accounting policies and methods of computation adopted in the preparation of the half year financial report are consistent with those adopted and disclosed in the company's 2006 annual financial report for the year ended 30 June 2006.

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain classes of financial assets and liabilities at fair value.

NOTE 2: Segment Information
Primary reporting format – business segments

Bionomics Limited discovers and develops innovative therapeutics in the areas of cancer, multiple sclerosis, anxiety and epilepsy, and operates in 1 primary business segment – Drug discovery and development.

NOTE 3: Equity securities issued

	Half Year		Half Year	
	2006 Shares	2005 Shares	2006 $	2005 $
Movements in ordinary share capital				
Balance at the beginning of the half year	154,918,432	112,901,086	38,037,759	32,791,790
Shares issued:				
• to directors and officers in lieu of fees and salary	678,840	733,334	98,772	88,000
• pursuant to placement as approved by shareholders (net of fees)	36,000,000	-	4,838,400	-
• to employees under the ESP	-	147,143	-	17,000
• pursuant to the purchase of Iliad Chemicals Pty Ltd	-	40,909,091	-	5,113,637
Balance at the end of the half year	191,597,272	154,690,654	42,974,931	38,010,427

NOTE 4: Earnings per share

	Half Year	
	2006 Cents	2005 Cents
Basic earnings/(loss) per share	(1.7)	(1.9)
Alternative earnings/(loss) per share	(1.0)	(1.2)

The alternative earnings/(loss) per share amounts have been calculated to demonstrate the impact on basic earnings/(loss) per share should all potential ordinary shares on issue at 31 December 2006 be converted.

The calculation of an alternative earnings/(loss) per share does not have a dilutive effect on basic earnings/(loss) per share.

The basic and alternative earnings/(loss) per share amounts have been calculated using the total loss after income tax figure in the consolidated income statement.

	Half Year	
	2006 Number	2005 Number
Weighted average number of shares used as the Denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings/(loss) per share	168,760,503	154,017,103
Weighted average number or ordinary shares and potential ordinary shares used as the denominator in calculating alternative earnings/(loss) per share	222,441,046	204,214,218

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

91 King William Street
ADELAIDE SA 5000
GPO Box 418
ADELAIDE SA 5001
DX 77 Adelaide
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent Auditor's Review Report to the members of Bionomics Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Bionomics Limited, which comprises the balance sheet as at 31 December 2006, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration for the Bionomics Limited Group (the consolidated entity). The consolidated entity comprises both Bionomics Limited (the company) and the entities it controlled during that half-year.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Bionomics Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

PRICEWATERHOUSECOOPERS

For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Matters relating to the electronic presentation of the reviewed financial report

This review report relates to the financial report of Bionomics Limited (the Company) for the half-year ended 31 December 2006 included on Bionomics Limited's web site. The company's directors are responsible for the integrity of the Bionomics Limited web site. We have not been engaged to report on the integrity of this web site. The review report refers only to the financial report identified above. It does not provide an opinion on any other information which may have been hyperlinked to/from the financial report. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the reviewed financial report to confirm the information included in the reviewed financial report presented on this web site.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Bionomics Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001*

PricewaterhouseCoopers

PricewaterhouseCoopers

DR Clark
Partner

Adelaide
26 February 2007

In the directors' opinion:

(a) the financial statements and notes set out on pages 10 to 15 are in accordance with the Corporations Act 2001, including:

    (i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

    (ii) giving a true and fair view of the Group's financial position as at 31 December 2006 and of its performance, as represented by the results of its operations, its changes in equity and its cash flows, for the half year ended on that date; and

(b) there are reasonable grounds to believe that Bionomics Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Peter Jonson
Chairman

Deborah Rathjen
CEO & Managing Director

Dated at Adelaide this 26th day of February 2007

NTA Backing

	Half Year	
	2006	2005
Net tangible asset backing per ordinary share	2.3 cents	2.7 cents

Bionomics Limited

SEC
Mail Processing
Section

JUL 2 1 2008

Washington, DC
101

13 March 20067

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

MARCH 07
IN THIS ISSUE

BIONOMICS NOW

CEO Report

Dear Shareholders,

This year is shaping up to be a very busy and productive year that will take Bionomics to the next level, from a research-stage company to one engaged in clinical trials.

Over the last quarter there have been several positive developments;

Our lead anti-cancer drug, BNC105, has taken major steps forward, in preparation for commencing Phase 1 clinical trials in 2007; we became a partner of the new $37.69 M Cooperative Research Centre for Cancer Therapeutics; and we initiated plans to expand Bionomics' laboratories to build an integrated drug discovery centre.

It is pleasing to report that we are well on track to commence BNC105 clinical trials later this year. This follows our constructive pre-Investigational New Drug (IND) meeting with the US Food and Drug Administration (FDA) in Washington DC on 16 January and the commencement of our pre-clinical testing of safety and toxicity in the UK in February.

As a part of our growth strategy, Bionomics will shortly sign off on the design plans to expand laboratory space to develop an integrated drug discovery centre. The new centre will house the team of chemists from Melbourne-based company, Illiad Chemicals Pty Ltd which Bionomics acquired in 2005, in addition to a number of CRC-funded biologists and chemists.

These are certainly exciting times in the Company's development and we take this opportunity to thank you for your continued support and confidence in the operation of Bionomics. ●

Dr Deborah Rathjen
Chief Executive Officer, Bionomics

Progress toward Phase 1 clinical trials

Achieving a company milestone, BNC105, our investigational cancer drug, formally entered the phase of pre-clinical testing with the commencement of a safety and tolerability evaluation program in animals.

This pre-clinical testing is a necessary forerunner to a Phase I clinical trial, which we anticipate will be given the green light to commence towards the end of 2007. The data from the pre-clinical testing will be used to determine a safe starting dose for humans and will form the basis of an IND application to the FDA.

The studies will be performed by Charles River Laboratories (NYSE: CRL) in the UK, a Good Laboratory Practice (GLP)-accredited organisation, in line with FDA requirements.

The IND application is a detailed document that includes the clinical trial protocol for BNC105 and the pre-clinical data required to give the FDA confidence that BNC105 is suitable for Phase I clinical trials. Bionomics has already commenced preparation of the IND application.

About BNC105

BNC105 is a new type of drug called a Vascular Disruption Agent (VDA) that rapidly shuts down the blood supply within a tumour. It thereby "starves" the tumour of the oxygen and nutrients it needs to survive. In animal models of cancer, BNC105 caused substantial tumour regression and for some animals, caused complete removal of the tumour.

The properties of VDAs suggest that they may be useful against a wide range of cancers, including colon, lung and breast cancers. The market potential for VDAs was estimated in 2003 at approximately US$5 billion annually by ASInsights ●

Meet Bionomics at

March 2007
Sachs 6th Annual North American Investment Forum, Boston, US

April 2007
The American Association for Cancer Research, Los Angeles, US

May 2007
Bio2007, Boston, US

June 2007
American Society of Clinical Oncology Meeting, Chicago, US

September 2007
The European Cancer Conference, Spain

Contact Bionomics

31 Dalgleish Street
Thebarton, SA 5031
Australia

Tel: +61 8 8354 6101

Deborah Rathjen
CEO & Managing Director

drathjen@bionomics.com.au

Bionomics Limited

SEC
Mail Processing
Section

JUL 2 1 2008

Washington, DC
101

21 February 2007

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

<u>Re: Bionomics Limited - File number 82-34682</u>

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
21 February 2007

BIONOMICS TAKES KEY STEP FORWARD IN THE DEVELOPMENT OF ANTI- CANCER DRUG BNC105

21 February 2007, Adelaide: Australian drug discovery company, Bionomics Limited (ASX: BNO), announced today the commencement of its formal safety and tolerability evaluation program in animals of BNC105, Bionomics' investigational cancer drug.

The initiation of this program is a major milestone in the drug development process as Bionomics progresses its compound towards first in human Phase I clinical trials in the second half of this year. The Company will use the results of the program to identify a safe starting dose in humans and as part of its filing of an investigational new drug (IND) application with the US Food and Drug Administration (FDA).

"With the commencement of our BNC105 safety studies in the UK this week, we are on track to file an IND for BNC105 this year", said Dr Deborah Rathjen, Bionomics' CEO & Managing Director. "Our goal is to gain approvals and to commence Phase I clinical trials of BNC105 by the end of 2007".

The IND application is an extensive and detailed document which includes the clinical trial protocol for BNC105 and the pre-clinical data required to give the FDA confidence that BNC105 is suitable for Phase I clinical trials. The Company's IND application is in preparation.

Dr Rathjen further commented that, "We have already undertaken considerable tolerability and safety studies in our evaluation of BNC105. This new series of safety and tolerability studies will be done by an external Good Laboratory Practice (GLP) accredited organisation, Charles River Laboratories (NYSE: CRL) in the UK in line with FDA requirements."

Charles River Laboratories in the United Kingdom have commenced safety and tolerability studies on BNC105. The BNC105 to be used has been manufactured by SAFC Pharma, the custom manufacturing group within St. Louis, MO based Sigma-Aldrich Corporation (NASDAQ: SIAL). SAFC Pharma is engaged in the manufacture of BNC105 for the proposed clinical trials.

BNC105 is a new type of drug called a Vascular Disruption Agent (VDA) that acts to rapidly shut down the blood supply within a tumour. It thereby "starves" the tumour of the oxygen and nutrients it needs to survive. In animal models of cancer, BNC105 caused substantial tumour regression with a number of animals being cleared of their tumour burden.

Vascular Disruption Agents have significant clinical potential in the treatment of cancer, as they may potentially be applied across a very wide variety of cancer types, including colon, lung and breast cancers. The market potential for VDAs has been estimated at approximately US$5 billion annually (ASInsights, 2003).

FOR FURTHER INFORMATION PLEASE CONTACT:

Bionomics Limited
Dr Deborah Rathjen, CEO & Managing Director
+618 8354 6101 / 0418 160 425
drathjen@bionomics.com.au

Media
Daniella Goldberg
+612 9237 2800 / 0416 211 067
dgoldberg@bcg.com.au

About Bionomics Limited

Bionomics (ASX: BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' most advanced program, BNC105 for the treatment of cancer, is based upon the identification of a novel compound that potently and selectively restricts blood flow within tumours. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system. Bionomics was recently ranked in the top 10 in the Deloitte's Technology Fast 50 Australian technology companies.

For more information about Bionomics, visit **www.bionomics.com.au**

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments, including, without limitation, statements made regarding BNC105 and its' drug development programs are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward looking statements, including risks related to our available funds or existing funding arrangements, a further downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this announcement.

30 January 2007

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
30 January 2007

BIONOMICS' CASH FLOW REPORT FOR QUARTER ENDED 31 DECEMBER 2006

Bionomics Limited (ASX: BNO) today released its quarterly cash flow report for the quarter ended 31 December 2006.

Key Points

- Receipts from customers for the period increased by 42.9% to $685,000 ($392,000 for the comparable period to 31 December 2005)
- Receipts from customers for the half year increased by 50.3% to $1,207,000 ($600,000 for the comparable period to 31 December 2005)
- Net operating cash flows for the period decreased by 18.9% to $2,206,000 ($2,719,000 for the comparable period to 31 December 2005)
- Operating cash outflows decreased by 3.8% against the comparable period to 31 December 2005
- Cash at the end of the half year was $7,003,329

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

MR STEPHEN BIRRELL
CFO & COMPANY SECRETARY
BIONOMICS LIMITED
Ph: +61 8 8354 6104

About Bionomics Limited

Bionomics (ASX:BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' most advanced program, the Vascular Disruption Agent (VDA) program for cancer, is based upon the identification of a novel compound that potently and selectively restricts blood flow to tumours. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system.

For more information about Bionomics, visit www.bionomics.com.au

Bionomics Limited

30 January 2007

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

BIONOMICS LIMITED

ABN	Quarter ended ("current quarter")
53 075 582 740	31-Dec-06

Consolidated statement of cash flows

		Current quarter $A'000	Year to date (6 months) $A'000
Cash flows related to operating activities			
1.1	Receipts from customers	686	1,207
1.2	Payments for		
	(a) staff costs	(287)	(596)
	(b) advertising & marketing	(88)	(158)
	(c) research & development (incl. R&D staff costs)	(1,447)	(2,971)
	(d) leased assets	(58)	(114)
	(e) other working capital	(387)	(612)
1.3	Dividends received	0	0
1.4	Interest and other items of a similar nature received	57	101
1.5	Interest and other costs of finance paid	(75)	(151)
1.6	Income taxes paid	0	0
1.7	Other - Grants	612	1,088
	Net operating cash flows	(987)	(2,206)
1.8	Net operating cash flows (carried forward)	(987)	(2,206)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	0	0
	(b) equity investment	0	0
	(c) intellectual property	0	0
	(d) physical non-current assets	0	0
	(e) other non-current assets	(21)	(68)

		Current quarter $A'000	Year to date (6 months) $A'000
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	0	0
	(b) equity investment	0	0
	(c) intellectual property	0	0
	(d) physical non-current assets	0	0
	(e) other non-current assets	0	0
1.11	Loans to other entities	0	0

+ See chapter 19 for defined terms

1.12	Loans repaid by other entities	0	0
1.13	Other	0	0
	Net investing cash flows	(21)	(68)
1.14	**Total operating and investing cash flows**	(1,009)	(2,274)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	2,680	5,040
1.16	Proceeds from sale of forfeited shares	0	0
1.17	Proceeds from borrowings	0	0
1.18	Repayment of borrowings	(93)	(185)
1.19	Dividends paid	0	0
1.20	Other (capital raising costs)	(148)	(302)
	Net financing cash flows	2,438	4,552
	Net increase (decrease) in cash held	1,429	2,278
1.21	Cash at beginning of quarter/year to date	5,574	4,725
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	7,003	7,003

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	(120)
1.25	Aggregate amount of loans to the parties included in item 1.11	0

1.26 Explanation necessary for an understanding of the transactions

Consists of remuneration paid to directors including remuneration paid to the Chief Executive Officer and Managing Director.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A/

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	0	0

+ See chapter 19 for defined terms

3.2	Credit standby arrangements	0	0

Explanation necessary for an understanding of financing facilities available

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	875	829
4.2	Deposits at call	6,136	4,745
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	7,011	5,574

Acquisitions and disposals of business entities

		Acquisitions $A'000 *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies, which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: 30-01-07
(CEO & Managing Director)

Print name: DEBORAH RATHJEN

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

+ See chapter 19 for defined terms

2 The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

- 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
- 9.2 - itemised disclosure relating to acquisitions
- 9.4 - itemised disclosure relating to disposals
- 12.1(a) - policy for classification of cash items
- 12.3 - disclosure of restrictions on use of cash
- 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms

Bionomics Limited

30 July 2007

SEC
Mail Processing
Section

JUL 2 1 2008

Washington, DC
101

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

BIONOMICS LIMITED

ABN	Quarter ended ("current quarter")
53 075 582 740	30-Jun-07

Consolidated statement of cash flows

		Current quarter $A'000	Year to date (12 months) $A'000
Cash flows related to operating activities			
1.1	Receipts from customers	410	1,975
1.2	Payments for		
	(a) staff costs	(299)	(1,191)
	(b) advertising & marketing	(25)	(274)
	(c) research & development (incl. R&D staff costs)	(1,874)	(6,440)
	(d) leased assets	(55)	(231)
	(e) other working capital	(419)	(1,293)
1.3	Dividends received	0	0
1.4	Interest and other items of a similar nature received	46	192
1.5	Interest and other costs of finance paid	(71)	(296)
1.6	Income taxes paid	0	0
1.7	Other - Grants	0	1,498
	Net operating cash flows	(2,287)	(6,060)
1.8	Net operating cash flows (carried forward)	(2,287)	(6,060)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	0	0
	(b) equity investment	0	0
	(c) intellectual property	0	0
	(d) physical non-current assets	(157)	(238)
	(e) other non-current assets	0	0

		Current quarter $A'000	Year to date (12 months) $A'000
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	0	0

	(b) equity investment	0	0
	(c) intellectual property	0	0
	(d) physical non-current assets	0	0
	(e) other non-current assets	0	0
1.11	Loans to other entities	0	0
1.12	Loans repaid by other entities	0	0
1.13	Other	0	0
	Net investing cash flows	(157)	(238)
1.14	**Total operating and investing cash flows**	(2,444)	(6,298)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	10,000	15,088
1.16	Proceeds from sale of forfeited shares	0	0
1.17	Proceeds from borrowings	400	400
1.18	Repayment of borrowings	(95)	(376)
1.19	Dividends paid	0	0
1.20	Other (capital raising costs)	(414)	(716)
	Net financing cash flows	9,891	14,396
	Net increase (decrease) in cash held	7,447	8,099
1.21	Cash at beginning of quarter/year to date	5,377	4,725
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	12,824	12,824

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	(154)
1.25	Aggregate amount of loans to the parties included in item 1.11	0

1.26 Explanation necessary for an understanding of the transactions

Consists of remuneration paid to directors including remuneration paid to the Chief Executive Officer and Managing Director.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A/

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities - Line of Credit	550	400
3.2	Credit standby arrangements	0	0

Explanation necessary for an understanding of financing facilities available

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	426	808
4.2	Deposits at call	12,398	4,569
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	12,824	5,377

Acquisitions and disposals of business entities

		Acquisitions $A'000 *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies, which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: 30/7/07

(CEO & Managing Director)

Print name: DEBORAH RATHJEN

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

- 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
- 9.2 - itemised disclosure relating to acquisitions
- 9.4 - itemised disclosure relating to disposals
- 12.1(a) - policy for classification of cash items
- 12.3 - disclosure of restrictions on use of cash
- 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

13 July 2007

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
13 July 2007

BIONOMICS PRESENTS MULTIPLE SCLEROSIS AND ANXIETY DRUG DATA AT INTERNATIONAL CONFERENCE

Adelaide, Australia. Drug discovery company, Bionomics Limited (ASX:BNO), is today presenting the latest preclinical data for its drug development programs in Multiple Sclerosis (MS) and Anxiety, at the 2007 IBRO World Congress of Neuroscience.

The IBRO (International Brain Research Organisation) Congress, held in Melbourne from 12-17 July, is considered the pre-eminent gathering point for neuroscientists around the world and provides a platform to showcase the internationally leading research and development in neuroscience.

Bionomics' MS and anxiety programs have been accepted for poster presentations announcing new research data.

Multiple Sclerosis

Dr Jorgen Mould, the MS program leader, will present biological data for the most promising compound in the series. This includes demonstration in a model system that BNC245 is able to effectively suppress the activation and proliferation of specific cells responsible for the degradation of the myelin sheath which surrounds nerves cells and to inhibit MS-like symptoms in an animal model of MS. The data is shown as an addendum to this announcement below.

"We are particularly encouraged by the ability of our compounds to treat experimental autoimmune encephalomyelitis (EAE), an animal model for MS, with no observed side effects," he said.

Bionomics' MS program has made significant progress in 2007 with a series of compounds exhibiting high potency and selectivity for the potassium channel Kv1.3, a novel target for the treatment of MS and other autoimmune diseases. This represents a major new market opportunity for Bionomics.

Anxiety

The leader of the BNC210 project, Dr Sue O'Connor, will present the results from the preclinical evaluation of BNC210. The data shows that BNC210 is a very potent anxiolytic compound in rodent models with a large therapeutic window. In addition, the

compound is well tolerated and has none of the side effects usually associated with drugs used for the treatment of anxiety, including sedation, loss of memory and impairment of motor co-ordination.

"This conference is a wonderful opportunity to present the results of our work with this promising compound to a high calibre scientific audience," said Dr O'Connor.

Last month, Bionomics nominated BNC210 as a drug candidate for the treatment of anxiety. Preparations for the achievement of IND (Investigational New Drug) status from the US Food and Drug Administration and clinical development of BNC210 are now in progress. An IND is expected to be submitted in the fourth quarter of 2007. Bionomics has sufficient funds to progress this program following its successful capital raising.

To view the poster presentations please go to www.bionomics.com.au

BNC245 Data



BNC134
BNC245
^{3}H-Thymidine incorporation (CPM)
15000
10000
5000
0
Cells
+ MBP
0.01 % DMSO
0.1
1
10
0.1
1
10
[Compound] (μM)

Figure 1. The effect of BNC245 on the proliferation of rat T cells specific to myelin basic protein (MBP) was examined. Following activation these cells cause encephalomyelitis (EAE) when injected into healthy rats. Proliferation was measured by incorporation of ^{3}H-thymidine measured as counts per minute (CPM). BNC245 (green bars) inhibited the proliferation of MBP activated rat encephalitogenic T cells in a dose dependent manner. BNC134 (orange bars), a negative control compound with no activity against Kv1.3 had no effect on proliferation.



Clinical score
5
4
3
2
1
0
8
9
10
11
12
13
14
15
16
17
18
Days post MBP injection
EAE vehicle
BNC245 30 mg/kg PO days 8-15
Dex 1mg/kg SC days 8-12

Figure 2. BNC245 effectively reduces the severity of rat experimental autoimmune encephalomyelitis (EAE), an animal model of multiple sclerosis. Lewis rats develop MS like symptoms (EAE) 10-11 days following injection of myelin basic protein (MBP), a component of myelin which is destroyed in human MS. Control animals receiving vehicle only (blue line) develop severe EAE (clinical score ranges from 0 = no effect to 5 = total paraplesia) from which they spontaneously recover after day 15. BNC245 (orange line), administered at 30 mg/kg once /day from days 8-15 caused a significant reduction of EAE severity. The reduction of EAE severity by BNC245 was comparable to dexamethasone, a non-Kv1.3 specific anti-inflammatory compound associated with many side effects.

FOR FURTHER INFORMATION PLEASE CONTACT:

Bionomics Limited
Dr Deborah Rathjen, CEO & Managing Director
+618 8354 6101 / 0418 160 425
drathjen@bionomics.com.au

Media
Daniella Goldberg
+612 9237 2800 / 0416 211 067
dgoldberg@bcg.com.au

About Bionomics Limited

Bionomics (ASX: BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' most advanced program, BNC105 for the treatment of cancer, is based upon the identification of a novel compound that potently and selectively restricts blood flow within tumours. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to

identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system. Bionomics was recently ranked in the top 10 in the Deloitte's Technology Fast 50 Australian technology companies.

For more information about Bionomics, visit www.bionomics.com.au

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

5 July 2007

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
5 July 2007

NOTICE UNDER SECTION 708A(6) OF THE CORPORATIONS ACT

On 29 June 2007, Bionomics Limited (ASX:BNO) ABN 53 075 582 740 (**Company**) issued 28,571,429 fully paid ordinary shares by way of a private placement (**Issue**) that may be subject to a subsequent offer for sale. The Company relies on section 708A(5) of the Corporations Act (**Act**) in relation to the Issue.

In accordance with section 708A(6) the following information is provided:

a) this notice is given within 5 business days after the day of the Issue;

b) the Issue has been made without disclosure to investors under Part 6D.2 of the Act;

c) this notice is given under section 708A(5)(e) of the Act;

d) as at the date of this notice, the Company has complied with the provisions of Chapter 2M of the Act as they apply to the Company and section 674 of the Act;

e) as at the date of this notice, there is no excluded information to be provided in accordance with section 708A(7) and (8) of the Act.

All questions in respect of the announcement should be directed to Stephen Birrell on (08) 8354 6104.

Yours faithfully

Stephen Birrell
Company Secretary

Bionomics Limited

3 July 2007

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

31 Dalgleish Street
THEBARTON SA 5031

Bionomics Limited

ABN 53 075 582 740

3 July 2007

Dear Option holder,

On behalf of the Directors of Bionomics Limited, I am writing to remind you that your BNOOA options, under which Option Holders are given the opportunity to convert their options into ordinary shares in Bionomics Limited at a price of $0.50 per share, are due to expire on 31 July 2007.

During the past three months, Bionomics share price has ranged between $0.27 (on 18 May 2007) and $0.48 (14 June 2007). The most recent sale price as at the date of this notice was $0.385.

The final date for exercise of the options is 31 July 2007. The last trading day of these options on the ASX is Tuesday 24 July 2007. Options not exercised by the final date will lapse.

Over the period from now until 31 July 2007 you may wish to closely monitor the Bionomics share price in order to assess the value of your options. If the share price reaches or exceeds the option exercise price during that period you may wish to secure the value of the option by exercising it before it lapses.

A completed option exercise form and payment must be received by the Company by 31 July 2007 in order to exercise the options. The exercise form attached to this letter has been pre filled in so all that is required is a signature and payment of the relevant amount.

Any funds raised by Bionomics from the exercise of the options will be used to fund the completion of pre-clinical studies, submission of the Investigational New Drug Application to the US FDA and the Phase I clinical trial of anti-anxiety drug candidate BNC210, the phase I/II clinical trial in cancer patients for BNC105 and general working capital.

Together with the continued further development of our cancer drug candidate BNC105, advancing our anxiety drug candidate BNC210 into clinical development would put Bionomics in the very strong position of having two highly differentiated products in development which address large and highly attractive markets. This is a very important strategic initiative.

Bionomics has pursued a solid path of discovery through to drug development and the pipeline that has been created is quite impressive.

If you have any concerns as to what you should do, you should consult your stockbroker, accountant, professional adviser or Bionomics' Company Secretary on 08-8354-6104.

On behalf of the Directors of Bionomics, I invite you to consider this opportunity.

Yours faithfully,

Peter Jonson
Chairman

31 Dalgleish Street
THEBARTON SA 5031

Bionomics Limited

ABN 53 075 582 740

Application Form on Exercise of Options Expiring 31 July 2007

I/we hereby exercise my/our option to subscribe for **«QUANTITY»** ordinary fully paid shares in Bionomics Limited at an exercise price of $0.50 per share.

I/we enclose application money of **«AMOUNT»**.

I/we authorise you to register me/us as the holder of the shares to be allocated under my/our SRN/HIN **«HIN»** (as shown on my/our Issuer Sponsored holding statement of CHESS holding statement) and I/we agree to accept such shares subject to the Company's Constitution.

Cheques should be made payable to "BIONOMICS LIMITED" and crossed "NOT NEGOTIABLE".

Drawer	BSB	Amount

Payment can also be made via EFT directly to Bionomics Limited.

Account details are:

Account Number: 2595-63451

BSB: 015-010

Account Name: Bionomics BNOOA Option Exercise Account

Please mark this box if you have sent funds via EFT ☐

Sign here – this section must be signed for your instructions to be executed.

I/we authorise you to act in accordance with my/our instructions set out above.

Individual of Securityholder 1	Securityholder 2	Securityholder 3
Sole Director & Sole Company Secretary	Director / Company Secretary	Director

Authorised Signatures
You must sign this form as follows:

Joint Holding: Where the holding is in more than one name, all of the securityholders must sign.

Power of Attorney: To sign as Power of Attorney, you must have already lodged it with the registry. Alternatively, attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Director, Company Secretary, Sole Director and Sole Company Secretary can sign. Please indicate the office held by signing in the appropriate space.

Lodgement Instructions
The application for shares on exercise of the options with the appropriate remittance should be lodged at the Company's Registry, Computershare Investor Services Pty Limited, GPO Box 1903, Adelaide SA 5001 prior to the closing date of 31 July 2007.

Bionomics Limited

SEC
Mail Processing
Section

JUL 2 1 2008

Washington, DC
101

29 June 2007

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

BIONOMICS LIMITED

ABN

53 075 582 740

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	LISTED ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	TWENTY EIGHT MILLION FIVE HUNDRED AND SEVENTY ONE THOUSAND FOUR HUNDRED AND TWENTY NINE (28,571,429)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$0.35
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	TO PROGRESS BNC105 INTO CLINICAL TRIALS, UNDERTAKE IND-ENABLING STUDIES FOR BNC210 AND WORKING CAPITAL
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 JUNE 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	220,369,237	ORDINARY FULLY PAID (BNO)
		9,795,286	BNOOA OPTIONS
		31,535,063	BNOOB OPTIONS

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,944,883	UNLISTED OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NOT APPLICABLE - EARLY STAGE BIOTECHNOLOGY COMPANY

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date: 29 JUNE 2007
Company Secretary

Print name: STEPHEN BIRRELL

== == == == ==

+ See chapter 19 for defined terms.

Bionomics Limited

21 June 2007

SEC
Mail Processing
Section

JUL 2 1 2008

Washington, DC
101

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited

ASX ANNOUNCEMENT
21 June 2007

BNO AUDIO BROADCAST

BIONOMICS LIMITED (BNO) provides the opportunity to listen to an audio broadcast with **Dr Deborah Rathjen, CEO and MD and Boardroomradio** in a presentation titled **"Bionomics Raises $10 Million in Private Placement "**.

***To listen**, simply click on the link below:*

http://www.brr.com.au/event/BNO/1250/24628/wmp/3mt4ebu950

The presentation details are as follows:

- ***Bionomics Raises $10 Million in Private Placement***
- ***Presented by Dr Deborah Rathjen, CEO and MD***
- ***Thursday 21 June 2007, 14:30 AEST***

For further information please contact:

Dr Deborah Rathjen
CEO & Managing Director
Bionomics Limited
Ph: +61 8 8354 6101

About Bionomics Limited

Bionomics (ASX: BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' most advanced program, BNC105 for the treatment of cancer, is based upon the identification of a novel compound that potently and selectively restricts blood flow within tumours. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system. Bionomics was recently ranked in the top 10 in the Deloitte's Technology Fast 50 Australian technology companies.

For more information about Bionomics, visit **www.bionomics.com.au**

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments, including, without limitation, statements made regarding BNC105 and its' drug development programs are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward looking statements, including risks related to our available funds or existing funding arrangements, a further downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this announcement.

Bionomics Limited

22 Mayl 2007

SEC
Mail Processing
Section

JUL 2 1 2008

Washington, DC
101

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

BIONOMICS LIMITED

ABN

53 075 582 740

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	LISTED ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	FIVE HUNDRED AND THIRTY SIX (536)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$0.50
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	CONVERSION OF LISTED BNOOA OPTIONS
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 MAY 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	191,797,808	ORDINARY FULLY PAID (BNO)
		9,795,286	BNOOA OPTIONS
		31,535,063	BNOOB OPTIONS

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	12,944,883	UNLISTED OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NOT APPLICABLE – EARLY STAGE BIOTECHNOLOGY COMPANY

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 $^{+}$Quotation of our additional $^{+}$securities is in ASX's absolute discretion. ASX may quote the $^{+}$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^{+}$securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those $^{+}$securities should not be granted $^{+}$quotation.

- An offer of the $^{+}$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^{+}$securities to be quoted and that no-one has any right to return any $^{+}$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the $^{+}$securities to be quoted, it has been provided at the time that we request that the $^{+}$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^{+}$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^{+}$quotation of the $^{+}$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Company Secretary Date: 22 MAY 2007

Print name: STEPHEN BIRRELL

== == == == ==

+ See chapter 19 for defined terms.

Bionomics Limited

SEC
Mail Processing
Section

JUL 2 1 2008

Washington, DC
101

26 April 2007

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

BIONOMICS LIMITED

ABN	Quarter ended ("current quarter")
53 075 582 740	31 March 2007

Consolidated statement of cash flows

		Current quarter $A'000	Year to date (9 months) $A'000
	Cash flows related to operating activities		
1.1	Receipts from customers	358	1,565
1.2	Payments for		
	(a) staff costs	(296)	(892)
	(b) advertising & marketing	(90)	(249)
	(c) research & development (incl. R&D staff costs)	(1,595)	(4,566)
	(d) leased assets	(63)	(177)
	(e) other working capital	(261)	(873)
1.3	Dividends received	0	0
1.4	Interest and other items of a similar nature received	45	146
1.5	Interest and other costs of finance paid	(73)	(224)
1.6	Income taxes paid	0	0
1.7	Other - Grants	410	1,498
	Net operating cash flows	(1,566)	(3,773)
1.8	Net operating cash flows (carried forward)	(1,566)	(3,773)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	0	0
	(b) equity investment	0	0
	(c) intellectual property	0	0
	(d) physical non-current assets	0	0
	(e) other non-current assets	(12)	(80)

		Current quarter $A'000	Year to date (9 months) $A'000
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	0	0
	(b) equity investment	0	0
	(c) intellectual property	0	0
	(d) physical non-current assets	0	0
	(e) other non-current assets	0	0
1.11	Loans to other entities	0	0
1.12	Loans repaid by other entities	0	0
1.13	Other	0	0
	Net investing cash flows	(12)	(80)

1.14	**Total operating and investing cash flows**	(1,579)	(3,853)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	48	5,088
1.16	Proceeds from sale of forfeited shares	0	0
1.17	Proceeds from borrowings	0	0
1.18	Repayment of borrowings	(95)	(280)
1.19	Dividends paid	0	0
1.20	Other (capital raising costs)	0	(302)
	Net financing cash flows	(47)	4,505
	Net increase (decrease) in cash held	(1,626)	652
1.21	Cash at beginning of quarter/year to date	7,003	4,725
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	5,377	5,377

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	(120)
1.25	Aggregate amount of loans to the parties included in item 1.11	0

1.26 Explanation necessary for an understanding of the transactions

Consists of remuneration paid to directors including remuneration paid to the Chief Executive Officer and Managing Director.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	0	0
3.2	Credit standby arrangements	0	0

Explanation necessary for an understanding of financing facilities available

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	808	866
4.2	Deposits at call	4,569	6,137
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	5,377	7,003

Acquisitions and disposals of business entities

		Acquisitions $A'000 *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1. This statement has been prepared under accounting policies, which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2. This statement does give a true and fair view of the matters disclosed.

Sign here: [signature] Date: 26 April 2007

(CEO & Managing Director)

Print name: DEBORAH RATHJEN

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

END

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

- 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
- 9.2 - itemised disclosure relating to acquisitions
- 9.4 - itemised disclosure relating to disposals
- 12.1(a) - policy for classification of cash items
- 12.3 - disclosure of restrictions on use of cash
- 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.